SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS APPROVED THE CHANGE OF THE COMPOSITION

OF THE BOARD of DIRECTORS

Jakarta, October 1st, 2004. Indosat Extraordinary General Meeting of Shareholders (EGMS) has approved the change the composition of the Board of Directors. Therefore, the composition of INDOSAT Board of Directors until the closing of the next annual general Meeting of Shareholders in 2005 is as follows:

•

Ng Eng Ho, Deputy President Director

•

Wityasmoro Sih Handayanto, Business Development Director

•

Hasnul Suhaimi, Cellular Marketing Director

•

Wahyu Wijayadi, Fixed Telecommunication and MIDI Director

•

Wong Heang Tuck, Finance Director

•

Sutrisman, Corporate Services Director

•

Raymond Tan, Operational and Quality Development Director

•

Joseph Chan, Information Technology Director

Deputy President Director will assume the duties of the President Director until the appointment of President Director in the next General Meeting of Shareholders.

Furthermore, EGMS has also approved the amendment of the provisions of some articles in the Company’s Articles of Association, namely : the confirmation of the Company’s full name to become ‘PT Indosat Tbk’, the mechanism of the resignation of any member of the Board of Directors and certain actions of the Board of Directors which must be approved by the Board of Commissioners. Those provisions of Company’s Articles of Association will be effective upon the approval of Minister of Justice and Human Rights.

About Indosat

INDOSAT is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the first half of 2004, cellular contributed 66,4% to the operating revenue.  While IDD contributed 18,6% and MIDI and other services contributed 15%. INDOSAT’s shares are listed in Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Attachment: Curriculum Vitae of INDOSAT Board of Directors.

For further information, please contact :

Corporate Secretary

Telp: 62-21-3869615 and 3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : October 4, 2004

By  :

_______________________________

Name

:   Wahyu Wijayadi

Title

:

Deputy President Director